1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Mike Ma, Spokesperson
www.spil.com.tw	mikema@spil.com.tw
+886-4-25545527#5601

Siliconware Precision Industries Co., Ltd. Announces Submission Period for ADR Holders to Propose 2016 AGM Agenda Items

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Feb 24, 2016

Taichung, Taiwan, February 24, 2016 — Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced the submission period for its ADR holders to propose agenda items to be included at the 2016 general shareholders’ meeting. The submission period will run from March 03 to March 14, 2016.

For any enquiry, please contact J.P. Morgan Service Center at +1 800-990-1135.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: February 24, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer